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Lester Crafton

Sunlight is free. Guard the Grid. American Energy Dominance.

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Lester Crafton • Following

Sunlight is free. Guard the Grid. American Energy Dominance.

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You can have any color you want, as long as it's white.

This little white trailer may not look like much, but it's a first-of-its kind, my Ovanova team created a month ago, started building within a week, and then filed for the patent under two weeks ago.

We call it a PET, or portable energy trailer.

Why would a church, school, or individual get out of owning something like this?

1. Superhero powers in a disaster.

Those wings? Those are solar panels.

They feed the batteries inside the trailer. But sometimes the sun isn't shining brightly, and disaster areas need resilient power.

So there's a generator on board, too. It runs on propane and natgas bc there's always propane available, even in a disaster zone.

By version 10 or so, maybe we'll use some excess solar to produce some hydrogen for a hydrogen generator, but for now, propane and natgas are great.

And for super-resiliency, we incorporated some new technology PointGuard Energy provided for us that allows the trailer to suck from an Electric Vehicle's huge battery.

So the PET can park in a powerless town, and a Ford Motor Company F-150 Lightning (and many other EV's) can roll in and charge up the PET: turning EV's into fuel convoys for disaster zones.

Nothing is more needed than power following a disaster. PET owners can provide that power for communities instead of waiting for FEMA.